FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           September 10, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	10 th September 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about August 30, 2003

Item 3. Press Release

August 30, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Taranaki Basin Drilling Commences

Wellington, New Zealand – August 30, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that re-entry and drilling operations have begun at the Tuihu-1A well in Petroleum Exploration Permit 38718, onshore Taranaki Basin, New Zealand.

Item 5. Full Description of Material Change

Taranaki Basin Drilling Commences

Wellington, New Zealand – August 30, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that re-entry and drilling operations have begun at the Tuihu-1A well in Petroleum Exploration Permit 38718, onshore Taranaki Basin, New Zealand. The Tuihu-1 well will be deepened from its present depth of 4,530m ( ~14,800 feet) to a target depth around 5,100m ( ~16,700 feet) to test the gas shows observed in fractured sands, and the deeper Tariki and Kapuni targets not reached in the original Tuihu-1 well. This should take three weeks to complete.

Permit operator Swift Energy will employ an underbalanced drilling technique designed to flow gas encountered while drilling, and optimize production flow rates in the event of discovery.

CEO Dave Bennett said ‘The experience we will gain through Indo-Pacific’s participation in Tuihu-1A should be invaluable to us in planning and operating our own deep gas drilling projects over the coming two years in other Indo-Pacific operated Taranaki permits.’

The Tuihu Prospect is a large structure 3 miles east of Indo-Pacific’s Kahili gas field, and 15 miles north of Swift’s Waihapa production station, to which the well will be linked in the event of commercial discovery. Subject to statutory approvals, Indo-Pacific holds a 10% share of the Tuihu project and PEP 38718 permit; Swift Energy holds 50%, while Origin Energy and New Zealand Oil & Gas both have a 20% share.

The Company is also very pleased to announce, that it expects the Waiwiri-1 well in PEP 38753, immediately south of Tuihu, to start drilling this week. This will test a Mount Messenger oil target between 4,000 and 4,500 feet depth. Indo-Pacific operates this permit and holds a 30% equity in the well and permit; with Australian based companies Tap Oil and Magellan Petroleum each holding 25% and Krystal Corp a 20% equity.

CEO Dave Bennett said ‘This first exploration well using the South Pacific rig heralds an era of cheaper drilling in New Zealand which should result in more wells being drilled in this highly prospective oil and gas province.’

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.co.nz

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

August 30, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Taranaki Basin Drilling Commences

Wellington, New Zealand – August 30, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that re-entry and drilling operations have begun at the Tuihu-1A well in Petroleum Exploration Permit 38718, onshore Taranaki Basin, New Zealand. The Tuihu-1 well will be deepened from its present depth of 4,530m ( ~14,800 feet) to a target depth around 5,100m ( ~16,700 feet) to test the gas shows observed in fractured sands, and the deeper Tariki and Kapuni targets not reached in the original Tuihu-1 well. This should take three weeks to complete.

Permit operator Swift Energy will employ an underbalanced drilling technique designed to flow gas encountered while drilling, and optimize production flow rates in the event of discovery.

CEO Dave Bennett said ‘The experience we will gain through Indo-Pacific’s participation in Tuihu-1A should be invaluable to us in planning and operating our own deep gas drilling projects over the coming two years in other Indo-Pacific operated Taranaki permits.’

The Tuihu Prospect is a large structure 3 miles east of Indo-Pacific’s Kahili gas field, and 15 miles north of Swift’s Waihapa production station, to which the well will be linked in the event of commercial discovery. Subject to statutory approvals, Indo-Pacific holds a 10% share of the Tuihu project and PEP 38718 permit; Swift Energy holds 50%, while Origin Energy and New Zealand Oil & Gas both have a 20% share.

The Company is also very pleased to announce, that it expects the Waiwiri-1 well in PEP 38753, immediately south of Tuihu, to start drilling this week. This will test a Mount Messenger oil target between 4,000 and 4,500 feet depth. Indo-Pacific operates this permit and holds a 30% equity in the well and permit; with Australian based companies Tap Oil and Magellan Petroleum each holding 25% and Krystal Corp a 20% equity.

CEO Dave Bennett said ‘This first exploration well using the South Pacific rig heralds an era of cheaper drilling in New Zealand which should result in more wells being drilled in this highly prospective oil and gas province.’

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.